EXHIBIT 99.1

FOR
LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)

CONTACTS BETTY HO LJ International Inc. 011 (852) 2170-0001	GREGORY A. McANDREWS Greg McAndrews & Associates (310) 301-3035

FOR IMMEDIATE RELEASE

CEOcast INTERVIEWS LJI CHAIRMAN

     HONG KONG, Feb. 12, 2003 — CEOcast, Inc. a leading on-line financial portal today interviewed the Chairman and CEO, Mr. Yu Chuan Yih, of fine jewelry designer, marketer and distributors, LJ International Inc. (NASDAQ/NM: JADE).

     The interview is available at www.ceocast.com under the “archived interview” section. Also, there is an LJ International financial summary on the CEOcast website.

     In the interview, Yih discussed the Company’s current financial position, its previously-announced diamond facilities expansion in a tax-free zone in China and extension of its product line of fine jewelry to include more diamonds, pearl and precious stones in its sets of rings, bracelets and necklaces.

     He also pointed out that the Company recently changed its fiscal year from April 30 to the more common December 31 and will report a “short quarter” of two months for November and December 31, 2002 and a “short year” of eight months from May 1 to December 31, 2002. Yih indicated that those like period comparisons will be higher for 2002 over 2001.

(MORE)

NEWS RELEASE — CEOcast INTERVIEW
FEBRUARY 12, 2003

     LJ International Inc. is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

     (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.)